PRELIMINARY APPRAISAL OF
                   A TAX-EXEMPT LIMITED PARTNERSHIP INTEREST
                                      AND
                    A TAXABLE LIMITED PARTNERSHIP INTEREST
                                      IN
                    BALCOR/COLONIAL STORAGE INCOME FUND-86
                                  (BCSIF-86)
                               SKOKIE, ILLINOIS
                            AS OF DECEMBER 31, 1995

February 2, 1996


The Balcor Company
Bannockburn Lake Office Plaza
2355 Waukegan Road, Suite A200
Bannockburn, IL 60015

      Attn:  Mr. John K. Powell, Jr. - First Vice President

Gentlemen:

In accordance with your request, we are pleased to submit our preliminary opinion of the Fair Market Value of a Tax-Exempt Limited Partnership Interest and a Taxable Limited Partnership Interest in:

             Balcor/Colonial Storage Income Fund-86
               ("BCSIF-86" and "The Partnership")
                (An Illinois Limited Partnership)

as of December 31, 1995 .

The term "Fair Market Value" is defined as follows:

     The amount, in dollars, which a Limited Partnership Interest in Balcor/ Colonial Storage Income Fund - 86 is worth to an investor who purchases the Interest with the intention of holding it to maturity, who fully understands the complexities of the investment, and has an interest in the potential interest income and capital appreciation of the Limited Partnership Interest. The valuation does not represent the amount that might be received by a holder of a Limited Partnership Interest should he/she decide to liquidate the Interest prior to maturity.

The Balcor Company                                February 2, 1996


Based on our analyses and conclusions set forth in this report, the preliminary estimate of the Fair Market Value of a Limited Partnership Interest in Balcor/Colonial Storage Income Fund-86, as of December 31, 1995, was:

     1.  Tax-Exempt and Taxable Limited
         Partnership Interests                    $280.00
                                                  -------

As of the date of this appraisal audited year-end balance sheet financial data was not available. Consequently September 30, 1995 Working Capital numbers were used in the valuation, with the expectation that the Working Capital would not materially change by December 31, 1995.

In the year ended December 31, 1993, the value of a Limited Partnership Interest increased $5.00 as a result of an improvement in projected cash flows.

For the year ended December 31, 1994, the value of a Limited Partnership Interest increased $23.00 as a result of improved cash flow projections based on increased rentals. Earnings increased 24% in 1994 although actual cash flow was somewhat less due to capital expenditures. The discount rates were increased 0.50% to reflect the general increase in medium to long term interest rates.

In the year ended December 31, 1995, the preliminary value of a Limited Partnership Interest decreased $2.00, mainly due to setting the termination of the Partnership for the end of the year 2000. Certain risk rates were reduced.

A balance sheet adjustment has commenced with the allocation of an estimated portion of future cash flow to be accrued for certain costs to be incurred relating to the dissolution and termination of the Partnership. These anticipated costs are comprised of legal fees, accounting fees, management fees and other administrative costs. The General Partner, for the year ended December 31, 1995, has accrued an amount equal to the present value of expected fund charges. For the year ended December 31, 1995, the reserve amount is $1,768,535.

In the valuation of BCSIF-86 for the year ended December 31, 1985, all components of income and expenses which had tax consequences from an investment in the Partnership were adjusted for an estimated 40% tax rate. Because of the many permutations and combinations of tax benefits available and/or not available to the taxable investor under the new tax legislation, and the confusion surrounding the new tax legislation, it has been decided to delete any tax benefits from the calculation of the value per interest. The Partnership will provide the tax benefit data to the taxable investor in order for the owner of the Partnership Interest to apply it to his or her individual tax structure.

The Balcor Company                                February 2, 1996


A copy of this report is retained in our files, together with the information from which the report was compiled.

Respectfully submitted,

/s/Raymond Ghelardi                          /s/Clement H. Darby

Valuation Counselors Group, Inc.             Darby & Associates
Raymond Ghelardi                             Clement H. Darby
Senior Vice President                        President

cc:  Mr.Martin Dempski
     Ms. Mary J. Mojica
     Ms. Jayne Kosik
     Ms. Jane Cody

                               TABLE OF CONTENTS



Statement of Facts and Limiting Conditions

Introduction

Allocation of Profits and Losses

Payments to the Limited Partners and General Partners

Description of the Assets

Valuation of a Limited Partnership Interest

Valuation of the Equity Cash Flows

Valuation of the Offering Expenses

Conclusion of Value


Schedule

   A Balance Sheet

   B Amortization of Offering Expenses

   C Summary of Fair Market Calculation

                  STATEMENT OF FACTS AND LIMITING CONDITIONS

Valuation Counselors Group, Inc./Darby & Associates Joint Venture strives to clearly and accurately disclose the assumptions and limiting conditions that directly affect an appraisal analysis, opinion or conclusion. In order to assist the reader in interpreting this report, such assumptions are set forth as follows:

Valuation Counselors Group, Inc./Darby & Associates Joint Venture reserves the right to make adjustments to the analysis, opinion and conclusions set forth in the report as deemed necessary by consideration of additional or more reliable data that subsequently may become available.

No opinion is rendered as to legal fee, property title or mortgage notes related to the appraised assets, which are assumed to be good and marketable.

It is assumed that no opinion is intended in matters that require legal, engineering or other professional advice which has been or will be obtained from professional sources; the valuation report will not be used for guidance in professional matters exclusive of the appraisal and valuation discipline.

Information furnished by others is presumed to be reliable, and where so specified in the report, has been verified; however, no responsibility, whether legal or otherwise, is assumed for its accuracy and cannot be guaranteed as being certain. All facts and data set forth in the report are true and accurate to the best of the Appraiser's knowledge and belief. No single item of information was completely relied upon to the exclusion of other information.

All financial data, operating histories and other data relating to income and expenses attributed to the assets and the Partnerships have been provided by Management or its representatives and have been accepted without further verification except as specifically stated in the report.

It should be specifically noted that the valuation assumes the appraised assets will be competently managed and maintained by financially sound owners over the expected period of ownership except where noted, specifically in assets during the period of foreclosure where Balcor may not have control. This appraisal engagement does not entail an evaluation of management's effectiveness, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

Neither the report nor any portions thereof, especially any conclusions as to value, the identity of the appraiser or Valuation Counselors Group, Inc./Darby & Associates Joint Venture shall be disseminated to the public through public relations media, news media, sales media, prospectus or any other public means of communications without the prior written consent and approval of Valuation Counselors Group, Inc./Darby & Associates Joint Venture. The date of the valuation to which the value estimate conclusion applies is set forth in the report.

The preponderance of working paper support for this valuation is maintained in the offices of management, Balcor Mortgage Advisors.

Neither the fees nor any of the terms and conditions of the appraisal assignments given to Valuation Counselors Group, Inc./Darby & Associates Joint Venture by Balcor Mortgage Advisors are contingent upon the values reported.

No independent investigation of the fair market value of the underlying real estate assets has been made by Valuation Counselors Group, Inc./Darby & Associates Joint Venture. We have reviewed the real estate appraisals for reasonableness, but have assumed the real estate appraisals obtained by Balcor Mortgage Advisors are independent and accurate.

In the event that this appraisal is used as basis to set a market price for a Limited Partnership Interest in Balcor/Colonial Storage Income Fund-86, no responsibility is assumed for the seller's inability to obtain a purchaser at the value reported herein.

The reader of this valuation report should be fully conversant with the terms and conditions of Balcor/Colonial Storage Income Fund-86 Limited Partnership as set forth in the Prospectus, other related documents, and the prior appraisals of a Limited Partnership Interest in Balcor/Colonial Storage Income Fund-86.

We have discussed the current status and condition of the Real Estate Owned with the management of Balcor Mortgage Advisors and have accepted their comments as being factual.

                                 INTRODUCTION

Balcor/Colonial Storage Income Fund-86 (the "Partnership" and "BCSIF-86") is a limited partnership formed in May 20, 1986 and amended October 9, 1986 pursuant to the Illinois Limited Partnership Act. The Partnership Agreement provides for Balcor Storage Partners-86 (a general partnership) and Colonial Storage 86, Inc. to be the General Partners and for the admission of additional Limited Partners through the sale of up to 400,000 Limited Partnership Interests (Interests) at $250 per Interest.

The Partnership is intended to serve as an investment vehicle for qualified profit-sharing, pension and other retirement trusts; bank commingled trust funds for such trusts; Individual Retirement Accounts (IRAs) and plans for self-employed individuals; government pension and retirement trusts; and other entities intended to be exempt from Federal income taxation such as certain religious, charitable, scientific, literary and educational corporations, funds and foundations ("Tax-exempt Investors" or "Tax-exempt Limited Partners"). The Partnership is also intended to serve as an investment vehicle for taxable individuals and entities ("Taxable Investors" or "Taxable Limited Partners").

The Partnership commenced the offering of Interests to the Public on October 14, 1986 and sold $64,226,000 in Limited Partnership Interests through June 15, 1987. The sale was terminated on June 15, 1987 upon the sale of 256,904 Interests.

The principal purpose of the Partnership is to acquire, own, maintain, operate, lease and hold for capital appreciation and current income, existing mini-warehouse facilities offering storage space for business and personal use. The Partnership owned a total of 16 mini-warehouses as of December 31, 1987 having acquired 4 mini-warehouse facilities in December 1986 and 7 in March 1987. In addition the Partnership acquired 5 additional mini-warehouses in the second half of 1987. In the twelve month period ended December 31, 1988, the Partnership acquired an additional nine mini-warehouses from non-affiliated entities, making a total of 24 mini-warehouses as of December 31, 1995.

Eleven of the properties which the Partnership acquired were mini-warehouse facilities purchased from sellers who are affiliates of Colonial. The purchase price and terms of the acquisitions were negotiated at arm's length between affiliates of Balcor and the sellers prior to the affiliation of Balcor and Colonial as General Partners of the Partnership, consistent with the General Partners' fiduciary duty to the Limited Partners. The purchase price for each mini-warehouse facility was derived by applying a capitalization formula to the net operating revenue of each property. In determining the capitalization formulas, the parties considered values of mini-warehouse facilities owned by competitors, the locations of the mini-warehouse facilities and the prospects for long-range appreciation, among other factors.

The Partnership also received independent appraisals for each property it purchased and the purchase price of each such property did not exceed its appraised value. It should be noted that appraisals are estimates of value and should not be relied upon as measures of true worth or realizable value.

ALLOCATIONS OF PROFITS AND LOSSES

For Federal income tax purposes each item of the Partnership's profits and losses for the period prior to October 1, 1986 will be allocated 99% to the General Partners and 1% on the initial Limited Partner. Therefore, each item of the Partnership's profits and losses will be allocated 1% to the General Partners and 99% among the Limited Partners. When a property is sold, the General Partners will be allocated profits equal to the greater of (I) 1% of total profits, or (ii) the amounts of Net Cash Proceeds distributed to the General Partners on account of such sale (in excess of subordinated Net Cash Receipts), and the balance of profits will be allocated to the Limited Partners. Any losses from the sale of a property will be allocated 1% to the General Partners and 99% among the Limited Partners. Any ordinary income arising from recapture as a result of the sale or other disposition of Partnership property, as provided for in sections 467, 751, 1245 or 1250 of the Internal Revenue Code, shall be allocated to the Partners to whom or to whose predecessors in interest the deduction or other benefit to which said recapture was attributable was allocated. A General Partner may assign a portion of its interest in the profits, losses and cash distributions from the Partnership to a partnership for the benefit of certain employees of such General Partner and its affiliates.

             PAYMENTS TO THE LIMITED PARTNERS AND GENERAL PARTNERS

90% of all Net Cash Receipts available for distribution will be distributed to the Limited Partners and 10% will be distributed to the General Partners (1% as a distributive share from operations and 9% as a partnership incentive management fee) provided that the General Partners' share of Net Cash Receipts shall be subordinated to a Cumulative Distribution of 6% during the first 12 month period after termination of the offering, 8% during the next 12 month period, and 10% during each 12 month period thereafter. For each period during which the Cumulative Distribution is not attained, the General Partners' share of Net Cash Receipts will be deferred to the extent of such deficiency and such deferred portion will be paid to the General Partners only from distributed Net Cash Proceeds after required subordination levels are attained. A deficiency in the Cumulative Distribution for a particular year will not by itself cause the subordination of the General Partners' share of Net Cash Receipts in later years. However, deficiencies in the Cumulative Distribution for particular years may be satisfied out of Net Cash Receipts distributed in later years in excess of the required Cumulative Distribution for those years. Net Cash Receipts will be computed after the deduction of Partnership expenses. It is not expected that these rates of return to the Limited Partners will be achieved on a cumulative basis during the life of the fund; consequently, it is highly unlikely that there will be any distributions to the General Partners, and none has been accrued.

The net proceeds of any sale, financing or refinancing (other than a financing or refinancing within 18 months of the acquisition of a property) will not be reinvested in new acquisitions. All Net Cash Proceeds available for distribution will be distributed to the holders of Interests until they have received an amount equal to their Original Capital plus any deficiency in a Cumulative Distribution of 6% during the first twelve month period following termination of the offering, 8% during the second twelve month period and 10% during each twelve month period thereafter. If the receipt of any portion of the General Partners' share of Net Cash Receipts has been deferred as a result of subordination to the Cumulative Distribution, any additional Net Cash Proceeds will then be distributed to the General Partners to the extent of such deferred amounts. Therefore, holders of Interests will receive 85% and the General Partners will receive 15% of any additional Net Cash Proceeds available for distribution. The same comments pertaining to distributions to the General Partners in the first paragraph pertain to this paragraph.

The Net Cash Receipts and Net Cash Proceeds available for distribution are determined by the General Partners after they create any reserves or make expenditures reasonably necessary or appropriate for the operation of the Partnership. There is no assurance that the Partnership will generate Net Cash Receipts or Net Cash Proceeds, or that, if generated, they will be available for distribution.

All Partnership distributions are made quarterly to the persons recognized as the holders of Interests as of the last day of the immediately preceding calendar quarter. Distributions commenced in mid-1987.

Investors received offering period payments on their Interests projected at an initial rate of 6% per annum from the approximate time of investment until the termination of the public offering.

The General Partners believe the cash generated from property operations should enable the Partnership to continue making quarterly distributions to Limited Partners. However, the level of future cash distributions to Limited Partners will be dependent upon the amount of cash flow generated by the Partnership's properties as to which there can be no assurance. Pursuant to the Partnership Agreement, the General Partners are entitled to 10% of Net Cash Receipts available for distribution, subject to certain subordinations in the periods following the termination of the offering. From the inception of the offering through September 30, 1995, the General Partners' share of Net Cash Receipts totaled approximately $3,880,000, of which $3,543,000 is subordinated. The General Partners are entitled to receive such subordinated amounts only from distributed Net Cash Proceeds.

            Distributions to the Limited Partnership

        Average Number                  Annual
Year      of Interests       Amount      Rate   Amount Paid
----    --------------        ------    ------   -----------
1987 (including
 offering period)             $7.50              $1,926,780
1988           256,904        16.26      6.50%    4,177,259
1989           256,904        17.52      7.01%    4,500,960
1990           256,904        16.82      6.73%    4,321,126
1991           256,904        16.12      6.45%    4,141,292
1992           256,904        16.66      6.66%    4,280,022
1993           256,904        17.22      6.89%    4,423,887
1994           256,904        18.20      7.28%    4,675,652
1995           256,904        20.88      8.35%    5,364,156

                           DESCRIPTION OF THE ASSETS

The Partnership owns directly the twenty-four properties described below:

                        Land               Net          No. of
                        Area     Rentable Area        Rentable
Location             (Acres)     (Square Feet)          Spaces
---------            -------     -------------        ---------
201 Cobb Parkway         3.1            47,980             431
Marietta, Georgia

6390 Winchester Road     2.3            39,444             360
Memphis, Tennessee

5675 Summer Avenue       2.4            46,010             377
Memphis, Tennessee

2064 Briarcliff          2.8            45,700             174
Atlanta, Georgia

4333 Jackson Drive       3.1            72,572             612
Garland, Texas

321 East Buckingham Road 2.1            40,701             299
Garland, Texas

3218 South Garnett Road  3.7            57,540             464
Tulsa, Oklahoma

5708 Fort Caroline Road  3.7            67,975             768
Jacksonville, Florida

3401 Avenue K            4.7            87,654             897
Plano, Texas

4301 and 4324 Poplar
  Level Road             4.2            81,982             798
Louisville, Kentucky

2719 Morse Road          4.3            62,190             518
Columbus, Ohio

5036 Cleveland Avenue    5.0            65,086             583
Fort Myers, Florida

Land                     Net            No. of
                        Area     Rentable Area        Rentable
Location             (Acres)     (Square Feet)          Spaces
---------            -------     -------------        ---------
3281 Western Branch Blvd 5.5            75,201             747
Chesapeake, Virginia

2300 Kangaroo Drive      4.0            47,502             657
Durham, North Carolina

28 W. 650 Roosevelt Rd   5.6            48,145             550
Winfield, Illinois

1131 Semoran Boulevard   3.9            67,159             641
Casselberry, Florida

36 Pine Knoll Road       4.2            50,325             446
Greenville, South Carolina

750 East Third Street    3.3            55,700             450
Lexington, Kentucky

1900 U.S. Highway
 19 South                5.4            80,732             748
Tarpon Springs, Florida

7415 W. Dean Road       11.7           205,190           1,107
Milwaukee, Wisconsin

W229 N590 Foster Court and
N5 W22966 Bluemound Road 3.0            49,632             219
Waukesha, Wisconsin

3120 Breckenridge Lane   2.1            34,490             329
Louisville, Kentucky

2275 S. Semoran Boulevard1.9            30,050             345
Orlando, Florida

11195 Alpharetta Highway 9.1           113,310             680
Roswell, Georgia

                  VALUATION OF A LIMITED PARTNERSHIP INTEREST

The valuation methodology used in estimating the Fair Market Value of a Limited Partnership Interest in Balcor/Colonial Storage Income Fund-86 is based upon substituting the estimated present value of the Equity Cash Flows in place of the Investment in Real Estate at Cost, Land, Buildings and Improvements. In addition, the unamortized portions of the Offering Expenses and Loan Fees were added to the Assets. For financial reporting purposes, initially the total Offering Expenses and Loan Fees were deducted from the proceeds of the Limited Partnership Interests. Current Assets and Current Liabilities remained as stated and subsequently are called "Net Current Assets." Commencing with the year December 31, 1993, an amount equal to the present value of the Fund Administration Costs has been deducted from the cash flow in anticipation of the dissolution and termination of the Partnership.

Cash and the present value of the Equity Cash Flows initially were segregated into the interests of the Tax-exempt Limited Partnership Interests, Taxable Limited Partnership Interests and General Partner Interest Shares in accordance with the terms of the Limited Partnership Agreement and the proportionate share of the Partnership Interests. Credits are no longer calculated for the Taxable Limited Partnership Interests for the current tax effect and the present value of the future tax effect of the tax benefits which accrue to them in accordance with the Agreement; consequently, the values of the Taxable and the Tax-exempt Limited Partnership Interest Shares are the same.

                                  SCHEDULE A

                   BALCOR/COLONIAL STORAGE INCOME FUND - 86
                       (AN ILLINOIS LIMITED PARTNERSHIP)
                                 BALANCE SHEET
                              SEPTEMBER 30, 1995
                                  (UNAUDITED)

Assets
------
    Cash and cash equivalents                 $3,686,441
    Net Accounts Receivable                       76,489
    Accrued interest receivable                        0
    Other                                        121,806
                                              ----------
                                              $3,884,736
                                              ----------

    Mini-warehouse facilities, at cost
          Land                                16,925,647
          Buildings                           36,544,292
          Furniture, fixtures and equipment      914,064
                                              ----------
                                              54,384,003
          Less accumulated depreciation       12,258,329
            Mini-warehouse facilities, net of ----------
            accumulated depreciation          42,125,674
          Noncompetition Agreements                    0
                                              ----------
                                             $46,010,410
                                              ==========
Liabilities and Partners' Capital
---------------------------------
    Accounts payable                     $             0
    Due to affiliates                             59,758
    Accrued liabilities                          594,859
    Security deposits                             78,302
    Deferred income                              397,590
                                               ---------
          Total liabilities                    1,130,509

    Partners' capital (256,904 Limited Partnership
      Interests issued and outstanding)       44,879,901
                                              ----------
                                             $46,010,410
                                              ==========

                      VALUATION OF THE EQUITY CASH FLOWS

As of December 31, 1995, the General Partner adopted a current strategy to terminate the Partnership at year-end 2000. Prior to December 31, 1995, the valuation of a Limited Partnership Interest was based on a ten-year moving period. This change results in a minor reduction in the value of a Limited Partnership Interest.

The fair market value of the Equity Cash Flows is equal to the sum of the present values of the Operating Cash Flows and the Sales Proceeds. The General Partner has prepared individual cash flows for each property based on a termination of the Partnership year-end 2000. The projected Operating Cash Flows from the properties are increased 4% annually (a reduction from 5% used in 1988) and have been discounted at an annual rate of 10.00% to a net present value. The Agreement calls for the General Partner to receive 10% of the Operating Cash Flows and the remaining 90% is Limited Partnership Interests. The General Partners share, however, is subordinated to the Limited Partners preferred cumulative rates.

Sales Proceeds are calculated on the basis of a 10.00% capitalization rate for the year-end 2000, adjusting for a 3% sales commission and a 4% escalation rate.. The net proceeds from the sale have been discounted at an annual rate of 10.00% to a net present value.

For the purpose of this valuation we have included:

A summary of the Equity Cash Flows as of December 31, 1995, is as follows:

                  Taxable &       General
                 Tax Exempt       Partner       Total
                 ----------       -------      -------
Operating Cash
  Flows         $25,162,482    $        0  $25,162,482

Sales Proceeds   45,238,114             0   45,238,114
                 ----------     ---------   ----------
Total           $70,400,596    $        0  $70,400,596

                      VALUATION OF THE OFFERING EXPENSES

The valuation methodology of the Partnership Interests includes the capitalization of the Offering Expenses and their amortization over the life of the equity assets and debt assets. As of December 31, 1995, the total unamortized portion of the Offering Expenses was $640,200. The quarterly amortization of offering expenses is $213,411. This amount is deducted quarterly from the preceding quarter's net offering expenses.

                                  SCHEDULE B

TOTAL             2,850,131          AMORTIZATION OF OFFERING EXPENSES:
                                                     EQUITY          ASSET
QUARTER ENDING      TERM #         ADJUSTMENTS    (S/L 10 YRS)     REMAINING
----------------------------       -------------------------------------------
     31-Dec-86                                          71,253     2,778,878
     31-Mar-87                       5,402,010          71,253     8,109,635
     30-Jun-87                                         213,411     7,896,224
     30-Sep-87           0                             213,411     7,682,813
     31-Dec-87           0                             213,411     7,469,402
     31-Mar-88           0                             213,411     7,255,991
     30-Jun-88           0                             213,411     7,042,580
     30-Sep-88           0                             213,411     6,829,169
     31-Dec-88           0                             213,411     6,615,758
     31-Mar-89           1                             213,411     6,402,347
     30-Jun-89           2                             213,411     6,188,936
     30-Sep-89           3                             213,411     5,975,525
     31-Dec-89           4                             213,411     5,762,114
     31-Mar-90           5                             213,411     5,548,703
     30-Jun-90           6                             213,411     5,335,292
     30-Sep-90           7                             213,411     5,121,881
     31-Dec-90           8                             213,411     4,908,470
     31-Mar-91           9                             213,411     4,695,059
     30-Jun-91           10                            213,411     4,481,648
     30-Sep-91           11                            213,411     4,268,237
     31-Dec-91           12                            213,411     4,054,826
     31-Mar-92           13                            213,411     3,841,415
     30-Jun-92           14                            213,411     3,628,004
     30-Sep-92           12                            213,411     3,414,593
     31-Dec-92           16                            213,411     3,201,182
     31-Mar-93           17                            213,411     2,987,771
     30-Jun-93           18                            213,411     2,774,360
     30-Sep-93           19                            213,411     2,560,949
     31-Dec-93           20                            213,411     2,347,538
     31-Mar-94           21                            213,411     2,134,127
     30-Jun-94           22                            213,411     1,920,716
     30-Sep-94           23                            213,411     1,707,305
     31-Dec-94           24                            213,411     1,493,894
     31-Mar-95           25                            213,411     1,280,483
     30-Jun-95           26                            213,411     1,067,072
     30-Sep-95           27                            213,411       853,661
     31-Dec-95           28                            213,411       640,250
     31-Mar-96           29                            213,411       426,839
     30-Jun-96           30                            213,411       213,428
     30-Sep-96           31                            213,411            17

                              CONCLUSION OF VALUE

Based on the various analyses of the components of the Partnership's Interests presented in this report, our conclusions of value are summarized in the following Schedule C.


                                  SCHEDULE C

                      SUMMARY OF FAIR MARKET CALCULATION
                               DECEMBER 31, 1995

                          Taxable &    General
                         Tax-Exempt    Partner         Total
                         ----------    -------         -----
Cash:
  Working Capital/      $2,754,227           0    2,754,227
  Undistributed NCR (1)          0           0            0
  Fund Admin Expenses   (1,768,535)          0   (1,768,535)
                        -----------  ---------   -----------
                          $985,692  $        0     $985,692
                        -----------  ---------   -----------
Present Value of Equity
 Cash Flows:
  Operating Cash
   Flows (1)             25,162,482          0    25,162,482
  Sales Proceeds         45,238,114               45,238,114
                         ----------  ---------    ----------
                        $70,400,596 $        0   $70,400,596
                         ----------  ---------    ----------
Offering Expenses           640,250                  640,250

Total Value of Assets   $72,026,538
                         ----------
Number of Interest          256,904
                            -------
Value Per Interest          $280.36
                            -------
               Rounded      $280.00
                            -------
Adjusted Original Capital   $250.00
                            -------


(1) Current fund distributions are falling short of the L/P's cumulative preferred return rate, and are projected to continue to fall short such that cumulative return deficiencies will prohibit the GP from receiving its 10% share of NCR.